One Church Street

Suite 201

Rockville, MD 20850

301-315-0027

fax 301-315-0064

www.arganinc.com

August 11, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz

Isabel Rivera

Re:Argan, Inc.

Definitive Proxy Statement on Schedule 14A

Filed May 1, 2023

File No. 001-31756

Dear Mses. Ravitz and Rivera:

This letter is submitted by and on behalf of Argan, Inc., a Delaware corporation (“Argan”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter to us dated August 9, 2023 (the “Comment Letter”).

Set forth below is the text of each comment from the Comment Letter followed by our response. Argan affirms that it is responsible for the accuracy and adequacy of the disclosures that have been made in its filings, notwithstanding any review, comments, action or absence of action by the Staff. Argan’s responses to the Comment Letter are as follows:

Definitive Proxy Statement on Schedule 14A filed May 1, 2023

Pay Versus Performance, page 54

1.	Please revise the table that provides a reconciliation of the adjustments to the totals as presented in the Summary Compensation Table to compensation actually paid to show each of the numerical amounts deducted and added pursuant to Regulation S-K Item 402(v)(2)(iii). We note that you have provided one line item in the Summary Compensation Table for vested and unvested stock-based awards. See Regulation S-K Item 402(v)(3). For guidance, refer to Regulation S-K Compliance and Disclosure Interpretations Questions 128D.03 and 128D.04.

Response: Argan hereby confirms for future Schedule 14A filings that it will present the change in fair value of vested stock-based awards separately from unvested stock-based awards in the table that provides a reconciliation of totals presented in the Summary Compensation Table to compensation actually paid.

2.	We note that you have included EBITDA as a percentage of Revenues, a non-GAAP measure, as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please provide disclosure showing how this number is calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(v). We note your reference in footnote (7) to further discussion in the Compensation Discussion and Analysis, but we are unable to locate disclosure showing how your Company-Selected Measure is derived from the audited financial statements. If the required disclosure appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-reference thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.

Response: Argan hereby confirms for future Schedule 14A filings that if a non-GAAP measure is presented as the Company’s Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi), it will provide disclosure presenting how the non-GAAP measure is calculated from Argan’s audited financial statements.

If you have any questions or additional comments regarding these matters, please do not hesitate to call the undersigned at 301-315-0027.

Sincerely,

/s/ Richard H. Deily____________________

Richard H. Deily

Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary

cc: David H. Watson, President and Chief Executive Officer

Richard A. Krantz, Esq., of Culhane Meadows PLLC